UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 11-K
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2003
or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _______________ to _______________
Commission File No. 1-12217
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Mississippi Chemical Corporation P.O. Box 388 Yazoo City, Mississippi 39194 (662) 746-4131
64-0292638 (I.R.S. Employer Identification No.)
This Report contains a total of 13 pages.

REQUIRED INFORMATION
The following financial statements shall be furnished for the plan:
Item 1.	Not applicable.
Item 2.	Not applicable.
Item 3.	Not applicable.
Item 4.	Mississippi Chemical Corporation Thrift Plan Plus financial statements and supplemental schedule as of December 31, 2003 and 2002, together with auditors' report.

The Financial Statements of the Mississippi Chemical Corporation Thrift Plan Plus for the fiscal year ended December 31, 2003, together with the report of KPMG LLP, independent auditors, are attached to this Annual Report on Form 11-K.  The financial statements and the notes and schedule thereto are presented in lieu of the financial statements required by Items 1, 2, and 3 of Form 11‑K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit:	23.1	Consent of KPMG LLP.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Mississippi Chemical Corporation Thrift Plan Plus has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
By: MISSISSIPPI CHEMICAL CORPORATION, PLAN ADMINISTRATOR
Dated: June 28, 2004	By: /s/ Joe A. Ewing Joe A. Ewing Vice President-Human Resources

MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS

Index to Financial Statements and Supplemental Schedule

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2003 and 2002	2
Statements of Changes in Net Assets Available for Benefits, years ended December 31, 2003 and 2002	3
Notes to Financial Statements, December 31, 2003 and 2002	4
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2003	9

Report of Independent Registered Public Accounting Firm

The Thrift Plan Plus Committee of the Mississippi
Chemical Corporation Thrift Plan Plus:

We have audited the accompanying statements of net assets available for benefits of the Mississippi Chemical Corporation Thrift Plan Plus (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for the benefits of the Mississippi Chemical Corporation Thrift Plan Plus as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with U. S. generally accepted accounting principles.

As further discussed in note 7 to the financial statements, the Plan sponsor filed voluntary petitions to reorganize under Chapter 11 of the United States Bankruptcy Code on May 15, 2003.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                                                                                                   /s/ KPMG LLP

Jackson, Mississippi
June 11, 2004

MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002
	2003	2002
Investments:
Investments, at fair value (note 3):
Mutual funds	$47,714,950	41,029,286
Common collective trust	30,867,910	31,955,356
Common stock of Mississippi Chemical Corporation	511,378	1,001,239
Participant loans	3,038,122	3,542,152
Net assets available for benefits	$82,132,360 ===========	77,528,033 =============
See accompanying notes to financial statements.

MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002
	2003	2002
Additions to (reductions of) net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments
(note 3)	$7,809,602	(13,364,813)
Interest and dividends	2,363,755	2,790,578
Total investment gain (loss)	10,173,357	(10,574,235)
Contributions:
Participants'	3,371,412	3,988,059
Employer	1,060,076	1,332,177
Total contributions	4,431,488	5,320,236
Total additions (reductions)	14,604,845	(5,253,999)
Deductions from net assets attributed to:
Benefits paid to participants	(9,989,618)	(4,519,740)
Other	(10,900)	(12,740)
Total deductions	(10,000,518)	(4,532,480)
Net increase (decrease) in net assets available
for benefits	4,604,327	(9,786,479)
Net assets available for benefits:
Beginning of year	77,528,033	87,314,512
End of year	$82,132,360	77,528,033
See accompanying notes to financial statements.

MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS

Notes to Financial Statements

December 31, 2003 and 2002

(1)     Description of the Plan

The following brief description of Mississippi Chemical Corporation Thrift Plan Plus (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

 (a)     General

The Plan is designed to encourage and assist employees in a long-range program of savings. The Plan became effective as of January 1, 1984 and is an amendment to the restatement of the Mississippi Thrift Plan which resulted from the merger on January 1, 1983, of the Mississippi Chemical Corporation Savings and Investment (Thrift) Plan, established July 1, 1973, and the Mississippi Chemical Corporation New Mexico Facility Savings and Investment (Thrift) Plan, established September 1, 1975. The Plan was amended and restated as of January 1, 1985, in order to comply with Part I of the Deficit Reduction Act of 1984 and the Retirement Equity Act of 1984. The Plan was amended and restated as of July 1, 1997, in order to permit daily valuation of the participants' accounts.

Effective July 1, 1997, new employees of Mississippi Chemical Corporation (MCC) and non-union employees of Mississippi Potash, Incorporated, a wholly owned subsidiary of MCC (collectively the Company), became eligible to participate in the Plan on the date of their employment. Employees of Mississippi Phosphates Corporation, a subsidiary of MCC, became eligible to participate on June 1, 1997. In December 1997, Eddy Potash, Inc. (Eddy Potash), a then wholly owned subsidiary of MCC, ceased operations and the Eddy Potash, Inc. 401(k) Plan for Bargaining Unit Employees (the Eddy Potash Plan) was frozen. Former Eddy Potash plan participants had the option to receive their account balances or rollover their account balances into the Plan. In addition, employees of Triad Nitrogen, Inc. and Triad Fertilizer, Inc., both wholly owned subsidiaries of MCC, became eligible to participate in the Plan on July 1, 1998.

Effective July 1, 1999, MCC completed a corporate restructuring. As a result, Triad Nitrogen, Inc. changed its name to Mississippi Nitrogen, Inc. (MNI) and two new subsidiaries of MNI were formed: MissChem Nitrogen, LLC (MNLLC) and Triad Nitrogen, LLC (TNLLC). Pursuant to a resolution of the Board of Directors of MCC, the employees of MNLLC and TNLLC became eligible to participate in the Plan. In connection with the restructuring, Triad Fertilizer, Inc. was merged into MNI.

As amended effective April 1, 2003, former employees of Melamine Chemical Inc., which was acquired by TNLLC effective April 14, 2003, became eligible to participate in the Plan.

The Plan is organized with the intent to comply with the provisions of Section 401(k) of the Internal Revenue Code (the IRC), whereby the participant can defer the amount of his compensation contributed to the Plan from his taxable income until withdrawn from the Plan.

(b)     Eligibility and Contributions

All full-time, non-union employees are eligible to participate in the Plan immediately upon date of hire. Participants may elect to make a salary deferral contribution of up to 90% of base compensation. Effective June 24, 2003, the Company amended the Plan to allow for employer discretionary contributions. There were no employer discretionary contributions for the year ended December 31, 2003. The salary deferral contributions cannot exceed the maximum allowable under Internal Revenue Service (IRS) guidelines. The Company matches 50% of participants' contributions, but not in excess of 3% of base compensation.

(c)     Participant Accounts

Each participant's deferred account is credited with his/her contributions and the investment earnings (loss) on the account. Each participant also has a Company matching account, which is credited with the Company's contributions made on the participant's behalf and the investment earnings (loss) on the account.

(d)     Vesting

A participant is fully vested in the portion of his/her account related to his/her own contributions. Upon death, disability, retirement at the normal retirement age, or completion of three years of service, a participant will be fully vested in the employer's contributions. Upon termination of the Plan, all funds in each participant's account shall be fully vested and non-forfeitable.

(e)     Trustee

The Vanguard Fiduciary Trust Company (Vanguard) is the trustee of the Plan.

(f)      Investment Options

Upon enrollment in the Plan, a participant may direct the investment of employee and employer contributions in one or more of the investment funds offered, in such proportions as each participant directs. However, the Plan limits the amount of participant contributions invested in the MCC Stock Fund to 20% of total contributions. Additionally, investment in the MCC Stock Fund is limited to 20% of a participant's total account balance. Effective January 30, 2003, the Plan suspended future contributions to the MCC stock fund.

Participants may request a change in their investment options daily via a phone response system or online.

(g)     Participant Loans

Participants may borrow from their participant accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of the participant's vested account balance. The maximum term for loans is five years, except for loans to purchase the participant's primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a fixed rate for the term of the loan. The interest rate shall be the prime rate of Chase Manhattan as of the date of the loan plus 2%. The Plan allows participants a maximum of three outstanding loans -

one for the purchase of a home and two for personal reasons. Interest rates on loans outstanding as of December 31, 2003 and 2002 range from 6.0% to 11.5% and 6.25% to 11.5%, respectively.

(h)     Administration

The operations of the Plan are administered and supervised by the MCC Thrift Plan Plus Committee (the Committee), which is appointed by the Board of Directors of MCC. Administration expenses of the Plan are paid by MCC and were approximately $103,000 and $86,000 during 2003 and 2002, respectively.

(i)      Payment of Benefits

Upon termination of service due to death, disability or normal retirement date, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account or a combination of payments, on the dates and in the amounts specified by the participant subject to a minimum distribution of $500.

(j)      Forfeitures

Forfeitures represent the non-vested portions of the accounts of participants who have terminated or incurred a break in service during the Plan year. Forfeitures are used to reduce employer contributions. At December 31, 2003 and 2002, forfeited non-vested accounts totaled $38,239 and $63,631 respectively.

(2)     Summary of Significant Accounting Policies

(a)     Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)     Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common collective trust is valued at cost which approximates fair value. The common stock in Mississippi Chemical Corporation is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

The Plan provides for investments in various investments and investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis.

(c)     Benefit Payments

Benefits are recorded when paid. Benefit payments and withdrawals are made by the Plan trustee at the direction of the Committee.

(d)     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from estimates.

(e)     Fair Value of Financial Investments

The fair market value of investments is described in note 2(b).

(3)     Investments

The Plan's investments detailed below represent investments that are 5% or more of net assets at December 31.

	2003	2002
Investments, at fair value:
Mutual funds:
Vanguard 500 Index Investment Fund	$16,134,320	13,314,255
Vanguard U.S. Growth Fund	--	7,002,001
Vanguard Wellington Fund	16,561,316	12,756,.711
ABN AMRO Growth Fund	7,241,706	--
Common collective trust:
Vanguard Retirement Savings Trust	30,867,910	31,955,356

During 2003 and 2002, the Plan's investments by type (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual funds	$8,369,363	(11,092,916)
Common stock of Mississippi Chemical Corporation	(559,761)	(2,271,897)
Net change in fair value	$7,809,602 ===========	(13,364,813) ============

(4)     Plan Termination

The Board of Directors of the Company has the right to terminate the Plan, but has expressed no intention to do so. In the event of termination of the Plan, the account balances of all affected participants become fully vested and non-forfeitable. Each participant, retired participant or beneficiary shall then be entitled to receive all amounts credited to his account.

(5)     Tax Status

The IRS has determined and informed the Company, by a letter dated February 8, 2002, that the Plan is designed in accordance with applicable sections of the IRC. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

(6)     Related Party Transactions

Certain Plan investments are in shares of MCC stock and in funds managed by The Vanguard Group of Investment Companies, a sister company of Vanguard. At December 31, 2003 and 2002, the current value of funds managed by The Vanguard Group of Investment Companies totaled $70,028,538 and $72,984,642, respectively. As the Company is the Plan sponsor and Vanguard serves as the trustee of the Plan, these transactions qualify as party-in-interest transactions.

(7)     Bankruptcy of Plan Sponsor

The independent auditors' report, dated October 2, 2003, relating to the Company's June 30, 2003 and 2002 consolidated financial statements noted that, the Company's consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes of the consolidated financial statements of the Company, the Company has suffered recurring losses and because of insufficient liquidity, Mississippi Chemical Corporation and nine of its subsidiaries (Debtors), filed voluntary petitions to reorganize under Chapter 11 of the United States Bankruptcy Code (the Code) on May 15, 2003. The Debtors are currently operating as debtors in possession under the Code. On April 16, 2004, the Company filed a plan of reorganization and there can be no assurance that it will be approved or confirmed by the bankruptcy court and other interested parties. The Company has obtained debtor-in-possession financing; however, there can be no assurance that such financing facility will be sufficient to meet the Company's cash flow requirements. These matters raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not reflect any adjustments that may arise from the uncertainties related to the Company's bankruptcy filing or from the Company's anticipated reorganization plan.

(8)     Subsequent Event

In March 2004, the Company sold the assets of Mississippi Potash, Incorporated (Potash), a wholly owned subsidiary of the Company. Former Potash plan participants will have the option to rollover their account balances into another plan.

MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003
Identity of issue, borrower, lessor or similar party and description of investment			Current value
Mutual funds:
		ABN AMRO Growth Fund - 329,618 shares	$7,241,706
		Dodge & Cox Stock Fund - 5,650 shares	642,875
		Lord Abbett Small-Cap Value Fund - 6,418 shares	158,644
		Wasatch Ultra Growth Fund - 18,143 shares	511,097
	*	Vanguard Mid Cap Index Fund - 240,272 shares	3,154,772
	*	Vanguard Total Bond Market Index Fund - 244,758 shares	2,523,452
	*	Vanguard Wellington Fund - 574,846 shares	16,561,316
	*	Vanguard 500 Index Investment Fund - 157,147 shares	16,134,320
	*	Vanguard International Growth Fund - 48,777 shares	786,768
		Total mutual funds	47,714,950
Common collective trust:
	*	Vanguard Retirement Savings Trust - 30,867,910 shares	30,867,910
Common stock:
	*	Mississippi Chemical Corporation Common Stock - 3,409,184 shares	511,378
Participant Loans (6.0% to 11.5% with maturities ranging
	from 1 to 30 years )		3,038,122
			$82,132,360
*	Represents a party-in-interest in the Plan.
See accompanying report of independent registered public accounting firm.